

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Sebastian Giordano
Chief Executive Officer
Transportation and Logistics Systems, Inc.
5500 Military Trail, Suite 22-357
Jupiter, FL 33458

>   **Re: Transportation and Logistics Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 28, 2022**
>   **File No. 333-262408**

Dear Mr. Giordano:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 28, 2022

Cover Page

1. We note you are registering 984,687,500 shares of common stock issuable upon conversion of 685,000 shares of outstanding Series G Convertible Preferred Stock. Please revise your disclosure to clarify how you calculated this share amount, including whether the shares being registered include shares issuable as the Make Good Amount and how you calculated the number of shares that represent the Make Good Amount. In this regard, we note you disclose that the shares of common stock issuable as the Make Good Amount are based, in part, on the average prevailing market for the five trading days prior to the date a holder delivers notice of conversion to the company.

Principal and Selling Stockholders, page 54

2.   Please revise the footnotes to your Principal and Selling Stockholders table to separately disclose for each selling shareholder the number of shares of common stock issuable upon conversion of the Series G Preferred Stock and, if applicable, issuable as the Make Good Amount for such Series G Preferred Stock.

Exhibits

3.   Please file an executed version of the legal opinion.

General

4.   Please revise the registration statement to include updated financial statements in the Form S-1 and not as an exhibit to the filing. In addition, file an updated auditor's consent. Refer to Rule 8-08 of Regulation S-X and Item 11 of Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation

cc: Michael H. Sproule, Esq.